DXI Energy Closes Restructure of $6.5 Million of Senior Debt
and First Tranche of Equity Private Placement
(Expressed in Cdn.$)

VANCOUVER, BRITISH COLUMBIA, June 22, 2017 - DXI Energy Inc. (TSX: DXI) / (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company focused in Colorado's Piceance Basin and the Peace River Arch region of Canada’s Western Sedimentary Basin, today announced that following the support offered by its independent shareholders at the Annual General and Special Meeting of the shareholders on June 2, 2017 and subject to review by the TSX, it has successfully closed:

1.

The restructuring of all $6.5 million in senior secured current liability to long term senior secured debt due in 2022 with an interest rate of Canadian prime plus one (1) percent, convertible into common shares at $0.077 per share. The Canadian prime rate is currently 2.7%; and

2.	The first tranche of a previously announced private placement with subscriptions totaling $626,870 (10,447,828 shares @ $0.06), leaving a further $2.87mm to close within timelines provided by the TSX.

The benefits to DXI of these initial transactions are as follows:

1.

Loans from related parties are reduced by approximately $2,242,000 consisting of a reduction of $1,021,000 in the current portion of loans from related parties and a reduction in the non-current portion of $1,221,000

2.	An increase in Shareholder Equity of approximately $3,795,870;
3.	Interest rate costs on the restructured debt are reduced by $260,000 per year;
4.	The restructured debt is convertible into common shares at a 28% premium to the private placement price; and
5.	All 13 million DXI currently outstanding stock purchase warrants associated with the previous debt obligation are cancelled, reducing dilution accordingly.

“These first steps are just the beginning of our transition to a financially stronger E&P company with an improved capital structure designed to rekindle investor attention. With the aggregation of new, low cost high value netback drill targets identified by our geo-science team now being detailed to drill readiness, our finance team looks to innovatively underwrite these opportunities over the coming weeks and months,” states Robert L. Hodgkinson, Chairman & CEO.

About DXI Energy Inc.: DXI Energy Inc. is an ups stream oil and natural gas exploration and production company with producing projects in Colorado's Piceance Basin (25,684 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Can nada. The Company is currently publicly traded on the OTCQB (DXIEF) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

DXI Energy Inc.:

Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations-New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@ddxienergy.com